                                                                    EXHIBIT 99.1

(TECHFAITH WIRELESS COMPANY LOGO)

          TECHFAITH REPORTS FOURTH QUARTER AND FISCAL YEAR 2006 RESULTS

                 COMPANY SEES TRANSITION PERIOD APPROACHING END;
                          TARGETS STEADY GROWTH IN 2007

BEIJING, CHINA, FEBRUARY 15, 2007 -- China TechFaith Wireless Communication Technology Limited (Nasdaq: CNTF), a handset application software and handset solution provider based in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2006.

Net revenue for the fourth quarter of 2006 was US$29.1 million, as compared to US$24.1 million for the same period in 2005, and a 69.0% sequential growth over Q3 2006. Design fee revenue for the fourth quarter of 2006 was US$4.3 million, as compared to US$14.8 million for the same period in 2005. Royalty income in the fourth quarter of 2006 was US$1.9 million, as compared to US$4.1 million for the same period in 2005. Revenue from products sales was US$23.0 million in the fourth quarter of 2006, as compared to US$5.3 million in the same period in 2005. In the fourth quarter of 2006, approximately 56.8% of revenue from products sales was from sales of smart phones, 17.6% from sales of wireless modules, 14.1% from sales of PCBAs and 11.5% from sales of other component products. Net loss for the fourth quarter of 2006 was US$6.7 million or US$ 0.15 per weighted average outstanding ADS (basic and diluted), compared to net income of US$10.5 million or US$0.24 per weighted average outstanding ADS (basic and diluted) in the same period in 2005. Results for the fourth quarter include a one-time expense of approximately US$1.4 million related to the write-off of leasehold improvement and an expense of US$1.2 million foreign exchange currency loss due to the appreciation of the RMB against the U.S. dollar.

Net revenue for the fiscal year 2006 was US$80.8 million, as compared to US$90.1 million for the fiscal year 2005. Design fee revenue for the full year 2006 was US$29.9 million, as compared to US$63.0 million for the full year 2005. Royalty income for the full year 2006 was US$7.7 million, as compared to US$15.7 million for the full year 2005. Revenue from products sales was US$43.3 million for the full year 2006, as compared to US$11.4 million for the full year 2005. For the full year 2006, approximately 41.7% of revenue from products sales was from sales of smart phones, 29.9% from sales of wireless modules, 15.1% from sales of PCBAs and 13.3% from sales of other component products. Net loss for the full year 2006 was US$8.8 million or US$0.20 per weighted average outstanding ADS (basic and diluted), compared to net income of US$41.4 million or US$1.03 per basic weighted average outstanding ADS and US$1.00 per diluted weighted average outstanding ADS in 2005.

Defu Dong, TechFaith's Chairman and CEO, said, "In 2006, we expanded internationally, significantly diversified our customer base, enriched our product portfolio by taking advantage of our handset design expertise, and made substantial progress in developing and utilizing our advanced technologies. Quarterly sequential revenue growth has resumed and we expect the growth to continue. Looking into 2007, we expect steady growth on a quarterly basis in our smartphone business now that we have successfully addressed most procurement and logistic problems. Our feature phone solution started to contribute with contracts from regional distributors and the recently announced new international carrier contracts. On the customer diversification front, we successfully expanded globally beyond Japan and the historic base of domestic Chinese companies. We ended the year with 16 international customers compared to 7 in 2005, with 66% of revenue coming from international customers compared to 64% in 2005; revenue from international markets was 38% in 2006 compare to 5% in 2005. In terms of new technology, our TD-SCDMA effort is on track. EDGE, HSDPA and EVDO handsets were

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launched in the fourth quarter. Importantly, we continue to make inroads with
Tier 1 customers and expect to achieve sustained profit and revenue growth in 2007."

Gilbert Lee, President and Chief Operating Officer of TechFaith, said, "While revenue in the quarter came as expected, our costs were significantly higher than expected. We are implementing cost-down measures for all other areas, much of the higher cost was due to non-recurring issues. Based on current customer forecasts and our business momentum, we believe the transition period is approaching an end. We are confident in our outlook and believe the growth trend will continue. We remain very positive on the smartphone, tailor made feature phone solution and global handset OEM opportunity given the increased transactions we have established in these important segments. Our balance sheet remains strong with a balance of US$118.4 million in cash, cash equivalents and restricted cash at the end of the fourth quarter. Challenges clearly remain, but we are very optimistic about our prospects in 2007. We expect the first quarter to be flat with revenue in the range of approximately US$28 million to US$30 million mainly due to a shorter quarter after Christmas season and the traditional Chinese New Year."

China TechFaith's ADSs, each of which represents 15 ordinary shares of China TechFaith, are currently trading on the Nasdaq Global Market under the symbol "CNTF."

INVESTOR CONFERENCE CALL / WEBCAST DETAILS

The dial-in number for the live audio call beginning on February 15, 2007 at 7:00 p.m. U.S. Eastern Time (8:00 a.m., February 16, 2007 in Beijing) is 1-800-510-0178 (domestic) or 1-617-614-3450 (international). The passcode is 24967534. A live webcast of the conference call will be available on China TechFaith's website at www.techfaithwireless.com.

A replay of the call will be available on February 15, 2007 at 9:00 p.m., U.S. Eastern Time (10:00 a.m., February 16, 2007 in Beijing) through midnight on February 22, 2007, U.S. Eastern Time (1 p.m., February 23, 2007 in Beijing) at www.techfaithwireless.com and by telephone at 1-888-286-8010 (domestic) or 1-617-801-6888 (international). The passcode to access the replay is 81859968.

ABOUT TECHFAITH

TechFaith (NASDAQ: CNTF) is one of the largest handset application software and handset solution providers. Based in China, the Company employs approximately 2,400 professionals, of whom 90% are engineers. TechFaith's three business units are handset design, application software, and smartphone and pocket PC. With the capability of developing MMI / UI software on GSM/GPRS, CDMA1X, EVDO, WCDMA/UMTS, HSDPA and TD-SCDMA communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of handset brand owners and major global operators. Having a full range of wireless application software including WAP, Java, MMS, WWW browser, SyncML and DRM, TechFaith is also providing total solutions for upper layer software of handsets. In addition, TechFaith is developing smart phone software based on open operating systems including Linux and Windows Mobile, and capable of implementing high-end smart phones integrating Bluetooth, WiFi, high megapixel cameras, etc. based on different communication technologies according to special requirements of customers. TechSoft, the Company's newly established entity with Qualcomm's capital investment is focusing on the development of application software for wireless devices. For more information, please visit www.techfaithwireless.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks

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and uncertainties include, but are not limited to, TechFaith's limited operating history, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, TechFaith's ability to retain existing or attract additional international customers, TechFaith's earnings or margin declines, failure of competing against new and existing competitors, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange
Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.


CONTACTS:
In China:                                 In the U.S.:
Ms. Helen Zhang                           David Pasquale, EVP at The Ruth Group
Tel: 86-10-5822-7390                      Tel:+646-536-7006
ir@techfaith.cn                           dpasquale@theruthgroup.com

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            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                 (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND
                 PER SHARE/ADS DATA AND UNLESS OTHERWISE STATED)

                                                              THREE MONTHS ENDED                       TWELVE MONTHS ENDED
                                                                  DECEMBER 31,                              DECEMBER 31,

                                                           2005                 2006                 2005                  2006
                                                       -------------        -------------        -------------        -------------
                                                        (unaudited)          (unaudited)           (audited)           (unaudited)
                                                                                                    (note)
Revenues
Design fees ....................................       $      14,777        $       4,293        $      63,020        $      29,864
Royalty income .................................               4,081                1,864               15,651                7,674
Products sales .................................               5,251               22,992               11,439               43,266
                                                       -------------        -------------        -------------        -------------
TOTAL NET REVENUES .............................       $      24,109        $      29,149        $      90,110        $      80,804

Cost of revenues
Design fees ....................................       $       6,135        $       2,890        $      26,258        $      20,090
Royalty income .................................                   -                    -                    -                    -
Products sales .................................               4,009               18,107                8,803               35,107
                                                       -------------        -------------        -------------        -------------
TOTAL COST OF REVENUES .........................       $      10,144        $      20,997        $      35,061        $      55,197

GROSS PROFIT ...................................       $      13,965        $       8,152        $      55,049        $      25,607

Operating expenses:
General and administrative .....................       ($      3,249)       ($      4,867)       ($      9,574)       ($     13,923)
Research and development .......................                (896)              (7,825)              (3,447)             (21,970)
Selling and marketing ..........................                (372)                (648)              (1,269)              (2,260)
Exchange loss ..................................                   -               (1,159)                   -               (1,187)
Write off of leasehold improvement .............                   -               (1,388)                   -               (1,388)
                                                       -------------        -------------        -------------        -------------
TOTAL OPERATING EXPENSES .......................       ($      4,517)       ($     15,887)       ($     14,290)       ($     40,728)

INCOME (LOSS) FROM OPERATION ...................       $       9,448        ($      7,735)       $      40,759        ($     15,121)
Interest expenses ..............................                                      (14)                (583)                 (18)
Other income, net ..............................               1,031                1,403                4,035                5,300
Change in fair value of put and call option ....                                     (273)              (1,303)                (269)
                                                       -------------        -------------        -------------        -------------
Income before income taxes .....................       $      10,479        ($      6,619)       $      42,908        ($     10,108)
Income tax .....................................                 (54)                 (85)                 (54)                (100)
                                                       -------------        -------------        -------------        -------------
Income before minority interests ...............       $      10,425        ($      6,704)       $      42,854        ($     10,208)
Minority interest ..............................                  65                  447               (1,469)               1,808
Equity in loss of an affiliate .................                   -                 (393)                   -                 (393)
                                                       -------------        -------------        -------------        -------------
NET INCOME (LOSS) ..............................       $      10,490        ($      6,650)       $      41,385        ($      8,793)
                                                       =============        =============        =============        =============

Net income (loss) per ordinary share
  Basic ........................................       $        0.02        ($       0.01)       $        0.07        ($       0.01)
                                                       =============        =============        =============        =============
  Diluted ......................................       $        0.02        ($       0.01)       $        0.07        ($       0.01)
                                                       =============        =============        =============        =============
Net income (loss) per ADS*
  Basic ........................................       $        0.24        ($       0.15)       $        1.03        ($       0.20)
                                                       =============        =============        =============        =============
  Diluted ......................................       $        0.24        ($       0.15)       $        1.00        ($       0.20)
                                                       =============        =============        =============        =============
Weighted average ordinary shares
outstanding
  Basic ........................................         658,183,409          650,484,876          604,011,009          656,255,882
  Diluted ......................................         658,183,409          650,484,876          626,626,671          656,255,882
                                                       =============        =============        =============        =============


*: Each ADS represents 15 ordinary shares

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

REVENUE BREAKOUT                  1Q05       2Q05      3Q05          4Q05         1Q06         2Q06       3Q06         4Q06
-----------------------------------------------------------------------------------------------------------------------------------
DESIGN FEES

             International
               customers       $14,062    $12,203   $10,238        $9,166       $5,737       $5,299     $3,546       $1,883
             Domestic
             customers          $2,472     $2,872    $6,396        $5,610       $3,253       $7,151       $585       $2,410

ROYALTY

             International
             customers            $181       $432      $387          $349         $454         $918       $184         $141
             Domestic
             customers          $2,189     $3,311    $2,792        $2,778         $638         $885     $1,285       $1,723
             Component
             vendors              $730       $670      $878          $955         $757         $394       $295            -

PRODUCTS SALES

             Smart Phone             -          -         -             -            -       $1,906     $3,074      $13,055
             PCBA                    -          -         -             -            -         $271     $3,016       $3,243

             Wireless
             module                $59       $639    $1,375        $3,420       $1,304       $2,776     $4,808       $4,039
             Other              $1,787     $1,086    $1,242        $1,831         $689       $1,970       $460       $2,655

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL NET REVENUES             $21,480    $21,213   $23,308       $24,109      $12,832      $21,570    $17,253      $29,149
===================================================================================================================================

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            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                       DECEMBER31,   DECEMBER31,
                                                          2005          2006
                                                       -----------   ----------
                                                        (audited)    (unaudited)
                                                          (note)
ASSETS
CURRENT ASSETS
Cash and cash equivalents ............................    $137,207    $ 113,172
Restricted Cash ......................................           -        5,205
Account Receivable ...................................      34,060       37,229
Notes receivable .....................................       1,070        2,234
Inventories ..........................................       4,974        8,546
Prepaid expenses and other current assets ............         926        9,120
                                                          --------    ---------
TOTAL CURRENT ASSETS .................................    $178,237    $ 175,506
                                                          --------    ---------

Deposit for acquisition of plant, machine and
equipment, and acquired intangible assets ............    $    597    $   5,905
Plant, machinery and equipment, net ..................      14,483       25,092
Acquired intangible assets, net ......................         846          355
Goodwill .............................................           -            6
Investment in an affiliate ...........................           -          850
                                                          --------    ---------
TOTAL ASSETS .........................................    $194,163    $ 207,714
                                                          ========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Account Payable ......................................    $  3,294    $   6,678
Notes Payable ........................................           -          144
Accrued expenses and other current liabilities .......       9,714       19,087
Advance from customers ...............................       2,273       10,631
Profit tax payable ...................................          54          140
                                                          --------    ---------
TOTAL CURRENT LIABILITIES ............................    $ 15,335    $  36,680
                                                          --------    ---------

Long term payable ....................................          $-    $     841
Minority interests ...................................       2,975        3,843
SHAREHOLDERS' EQUITY
Paid in capital ......................................          13           13
Additional paid in capital ...........................     109,798      105,651
Deferred share based compensation ....................           -         (243)
Accumulated other comprehensive income ...............       1,456        5,136
Retained Earnings ....................................      64,586       55,793
                                                          --------    ---------
TOTAL SHAREHOLDERS EQUITY ............................    $175,853    $ 166,350
                                                          --------    ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...........    $194,163    $ 207,714
                                                          ========    =========

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            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                         FOR THREE MONTHS ENDED            FOR TWELVE MONTHS ENDED
                                                                              DECEMBER 31,                      DECEMBER 31,
                                                                         2005             2006             2005             2006
                                                                       ------------------------------------------------------------
                                                                                                         (audited)
                                                                      (unaudited)      (unaudited)         (note)        (unaudited)
Cash flows from operating activities:
Net income .....................................................       $  10,490        ($  6,650)       $  41,385        ($  8,793)
Adjustments to reconcile net income to
net cash (used in) provided by operating activities ............          (6,821)          (3,407)         (24,435)          14,077
                                                                       ------------------------------------------------------------
Net cash (used in) provided by operating activities ............       $   3,669        ($ 10,057)       $  16,950        $   5,284
                                                                       ------------------------------------------------------------

Cash flows from investing activities:
Deposit paid for acquisition of and
purchase of plant, machinery and equipment .....................       ($    597)       ($    959)       ($    597)       ($  6,979)
Purchase of plant, machinery and equipment .....................          (1,275)          (2,621)          (8,832)         (17,656)
Purchase of acquired intangible assets .........................               -                -             (273)               -
Net proceed from sale of marketable securities .................               -                -            4,160                -
Investment in an affiliate .....................................               -                -                -           (1,243)
Proceeds on disposal of plant, machinery and equipment .........               8               28               13               29
Increase in restricted cash ....................................               -           (2,262)               -           (5,205)

Net cash used in investing activities ..........................       ($  1,864)       ($  5,814)       ($  5,529)       ($ 31,054)
                                                                       ------------------------------------------------------------

Net cash (used in) provided by financing activities: ...........              $-        ($  4,629)       $  89,259        ($  1,945)
                                                                       ------------------------------------------------------------

Effect of exchange rate changes ................................       $     203        $   2,337        $   1,441        $   3,680

Net increase (decrease) in cash and equivalents ................           2,008          (18,163)         102,121          (24,035)
Cash and equivalents, beginning of the period ..................         135,199          131,335           35,086          137,207
                                                                       ------------------------------------------------------------
Cash and equivalents, end of the period ........................       $ 137,207        $ 113,172        $ 137,207        $ 113,172
                                                                       ============================================================

Note: Information extracted and derived from the audited financial information included in the company's annual report 2005.

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